Exhibit 99.3

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

Form of proxy for the Extraordinary General Meeting to be held on 21 November 2019

I/We, being the registered holder(s) of CNOOC Limited (the “Company”), hereby appoint the proxy(Note 1) as specified below or failing him/her, THE CHAIRMAN OF THE MEETING(Note 1) to attend and vote for me/us and on my/our behalf at the Extraordinary General Meeting of the Company to be held at Island Shangri-La Hotel Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong on 21 November 2019 at 3:00 p.m. and at any adjournment thereof in respect of the resolutions as indicated below, or if no such indication is given, as my/our proxy thinks fit.

Registered Holder(s) (Complete in ENGLISH BLOCK CAPITALS. The names of all joint holders should be stated.)
Registered Name
Registered Address

Certificate No. (Note 7)	Signature (Note 3)
Date

Proxy (Note 1) (Complete in ENGLISH BLOCK CAPITALS.)
Full Name	No. of Shares (Note 2)
Full Address

	ORDINARY RESOLUTIONS*	FOR (Note 4)	AGAINST (Note 4)
1.	To approve the Non-exempt Continuing Connected Transactions
2.	To approve the Proposed Caps for each category of the Non-exempt Continuing Connected Transactions

*	The full text of the Ordinary Resolutions is set out in the EGM Notice which is included in the Circular of the Company dated 6 November 2019 despatched to the shareholders of the Company and available on the Company’s website.

Notes:

1.	If any proxy other than the chairman of the meeting is preferred, please insert the full name and address of the proxy desired in the space provided. A holder entitled to attend and vote at the meeting of the Company is entitled to appoint one or more proxies to attend and vote on his/her behalf. ANY ALTERATION MADE TO THIS PROXY FORM MUST BE INITIALLED BY THE PERSON WHO SIGNS IT. The proxy needs not be a member of the Company, but must attend the meeting (or any adjournment thereof) to represent you.

2.	Please insert the number of shares for this proxy. If no number is inserted, this proxy form will be deemed to relate to all the shares registered in the name of the holder(s).

3.	This proxy form must be signed and dated by the shareholder or his/her attorney duly authorised in writing. If the shareholder is a company, it should execute this proxy form under its common seal or by the signature(s) of (a) person(s) authorised to sign on its behalf. In the case of joint shareholders, any one of the joint shareholders may sign this proxy form. The vote of the senior joint shareholder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint shareholder(s) and for this purpose, seniority will be determined by the order in which the names stand in the register of members in respect of the joint shareholding.

4.	IMPORTANT: IF YOU WISH TO VOTE FOR A RESOLUTION, TICK (✓ ) IN THE RELEVANT BOX BELOW THE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST A RESOLUTION, TICK (✓ ) IN THE RELEVANT BOX BELOW THE BOX MARKED “AGAINST”. Failure to tick either box in respect of a resolution will entitle your proxy to cast your vote in respect of that resolution at his/ her discretion or to abstain. Your proxy will also be entitled to vote at his/her discretion or to abstain on any resolution properly put to the meeting other than those referred to in the EGM Notice.

5.	In order to be valid, a proxy form and the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power of attorney, must be deposited at the Company’s registrar, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, not less than 36 hours before the time fixed for holding the meeting or any adjournment thereof.

6.	Completion and delivery of this proxy form will not preclude you from attending and voting at the meeting in person if you so wish. In such event, this proxy form shall be deemed to be revoked.

7.	Please provide one certificate number, if possible, to facilitate processing.

8.	For the avoidance of doubt, we do not accept any special instructions written on this proxy form.